Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Publication of ELND005 Phase 2 Clinical Study Data in Alzheimer’s Disease

TORONTO, ON, September 27th, 2011 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH, NASDAQ:TTHI) announced that Phase 2 clinical study data of ELND005 in mild to moderate Alzheimer’s disease has been published today in the peer-reviewed journal, Neurology. The Neurology article is entitled “A Phase 2 randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer’s disease”. In addition, the embargo on the ELND005 Phase 2 data previously presented at the International Conference on Alzheimer’s Disease (ICAD) in July 2011 has been lifted and the data can be viewed on our website www.transitiontherapeutics.com. Below Transition has summarized the combined data from the article and the presentations.

"Considering that this is a relatively small trial for Alzheimer’s disease, we are very pleased with the encouraging phase 2 data.  The encouraging clinical signals observed in mild AD patients and evidence of biological activity provides us with important guidance for the selection of dose, patient population, and endpoints for a Phase 3 trial with ELND005.” said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.  “It is also encouraging that the positive effects observed in the mild patient population are consistent with the emerging consensus amongst the scientific community that amyloid targeted disease-modifying therapies may have a higher likelihood of success if intervention occurs early in the Alzheimer’s disease process.”

Efficacy

In the overall population (mild and moderate AD), the treatment effects on the primary endpoints NTB and ADCS-ADL were not significant.  In the pre-specified analyses of the Mild AD group (MMSE 23-26), there were encouraging trends on cognition (NTB: p=0.007 in compliant patients who completed the study).  The positive NTB trends were observed on both memory and function. In the Mild AD group, both the ADCS-ADL and CDR-SB effects of ELND005, though not significant, showed a consistent and favorable separation over the 18 months, where the active group showed at least 30% less decline than placebo. These trends were consistent throughout both the modified intent to treat and the compliant completer patient (or per protocol) populations.  The ADAS-Cog treatment difference was not significant but directionally opposite to the other cognitive (NTB) and functional/global (ADCS and CDR-SB) endpoints in the study and was largely driven by a minimal decline in the placebo group over the 18 months.

The Moderate AD group (MMSE 16-22, inclusive) and ApoE4 carriers and non-carriers showed no consistent positive or negative trends.

Safety

The safety and tolerability profile of 250mg bid dose was deemed acceptable, and the independent safety committee concurred with this assessment.  The two high dose groups were electively discontinued due to imbalance of infections and deaths due to various causes.  The overall incidence of adverse events in the 250mg bid and placebo groups was 87.5% versus 91.6%; and the incidence of withdrawals due to adverse events was 10.2% versus 9.6%, respectively.  The most common adverse events in the 250mg bid group that were >5% in incidence and double the placebo rate were: falls (12.5% vs. placebo 6%), depression (11.4% vs. placebo 4.8%), and confusional state (8% vs. placebo 3.6%).

Biomarkers

In the cerebrospinal fluid (“CSF”) subset at 78 weeks, ELND005 treatment resulted in a significant reduction of CSF Aβ42 (~27%), and a numerical reduction of tau which is potential evidence of target engagement. In the overall population, the increase in ventricular volume as measured by MRI was greater in the 250mg group compared to placebo, this difference though statistically significant was small (approximately 3cc).  Whole brain volume treatment differences were not significant.

About ELND005 Phase 2 Studies in Mild to Moderate Alzheimer’s Disease

The Phase 2 study was a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 353 patients with mild to moderate Alzheimer’s disease (baseline scores of 16-26 in the Mini-Mental State Examination - MMSE).  Neuropsychological Test Battery (NTB) and Alzheimer’s Disease Cooperative Study – Activities of Daily Living inventory (ADCS-ADL) were the co-primary efficacy endpoints of the study.  Secondary efficacy endpoints included Clinical Dementia Rating – Sum of Boxes (CDR-SB) and Alzheimer’s Disease Assessment Scale (ADAS-cog).  The study was planned to evaluate three doses of ELND005 (250mg bid, 1000mg bid and 2000mg bid) and placebo using both cognitive and functional endpoints over a 78 week treatment period. During the study, over 90% of patients also received concurrent Alzheimer’s medications including acetylcholinesterase inhibitors and/or memantine. In December 2009, Elan and Transition modified the study by withdrawing patients receiving the 1000mg bid and 2000mg bid doses. Following the modification the modified intent to treat population consisted of 84 patients in the 250mg group and 82 patients in the placebo group (mild patients: n=36, 250 mg bid; n=35 placebo). The compliant completer population consisted of 49 patients in the 250mg group and 47 patients in the placebo group (mild patients: n=24, 250 mg bid; n=22 placebo).

The study was performed in approximately 65 sites in North America.

About ELND005 (AZD-103)

ELND005 is an orally-administered drug candidate that has received fast track designation from the U.S. Food and Drug Administration (FDA) as a potential disease-modifying treatment of mild to moderate Alzheimer’s disease. Fast track designation can facilitate development and may expedite regulatory review of drugs that the FDA recognizes as potentially addressing an unmet medical need for serious or life-threatening conditions.

In December 2010, Elan Pharma International Limited, a subsidiary of Elan Corporation, plc (ELN: NYSE), and Transition amended their collaboration agreement and Transition elected to exercise its opt-out right under the Agreement. Under the terms of the amendment, Transition received $9 million in January 2011 and is eligible for additional milestone and royalty payments if the ELND005 program advances.   In addition, Transition relinquished its 30% ownership of the asset and no longer is obligated to fund the development or commercialization of ELND005. Elan has full operational responsibility for ELND005.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead product is ELND005 (AZD-103) for the treatment of Alzheimer's disease and Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Elie Farah
Chairman & Chief Executive Officer	President & Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com